BANCORP, INC.

February 6, 2007

Mr. John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C.  20549

Re:                                    Treaty Oak Bancorp, Inc.
Form 10-KSB for the Fiscal Year Ended September 30, 2006
Filed December 26, 2006
File No. 333-112325

Dear Mr. Nolan:

Treaty Oak Bancorp, Inc. (the “Company”) hereby files through EDGAR with the United States Securities and Exchange Commission (the “Commission”) the Company’s responses to your letter, dated January 25, 2007 (the “Comment Letter”) related to the comments of the staff (the “Staff”) of the Commission concerning the Company’s Form 10-KSB for the fiscal year ended September 30, 2006 (the “2006 10-KSB”).

We note that the majority of the Staff’s comments related to the recent merger of the Company and Treaty Oak Holdings, Inc. (“TOHI”).  As described in more detail below, the primary purpose of this merger was to achieve certain operational efficiencies for the Company and its affiliates.

For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.  In addition, the information referred to herein as Exhibits 1 and 2 is being provided to the Staff under separate cover requesting confidential treatment pursuant to Rule 12b-4 under the Securities Exchange Act of 1934 and pursuant to the provisions of 17 C.F.R. §200.83.  In accordance with such rules, we will request that Exhibits 1 and 2 be returned promptly to the Company following completion of the Staff’s review thereof.

Form 10-KSB for the Fiscal Year Ended September 30, 2006

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.             Please amend your Form 10-KSB to file a signed report from your independent accountants.  Refer to Rule 2-02 of Regulation S-X.

In response to the Staff’s comment, we will amend the 2006 10-KSB to file a signed report our independent accountants.

Note 18 — Subsequent Events, page F-24

2.             To help us better understand your disclosure, please tell us the following regarding the acquisition of Treaty Oak Holdings:

•                                          describe the ownership of Treaty Oak Holdings immediately prior to the merger, including the names of individuals or entities and ownership percentage;

Immediately prior to the merger with the Company, TOHI had 617,731 shares of common stock, par value of $.01, issued and outstanding, 492,351 shares of convertible preferred stock, par value of $10.00, issued and outstanding, and warrants and options to acquire 450,000 and 40,000 shares of common stock, respectively.  The warrants were issued on August 30, 2006 in connection with the redemption of shares of certain former shareholders and had an exercise price equal to the greater of $6.67 per share or the book value per share of the TOHI common stock, as defined by the warrant agreement, at the time the warrants were exercised.  The options had an exercise price of $5.00 per share.  The individual owners of TOHI and their respective ownership interests immediately prior to the merger are listed on Exhibit 1.

Warrants to acquire 90,007 shares of TOHI common stock at an exercise price of $10.15 per share were cancelled in connection with the merger of TOHI and the Company because they were out of the money at the merger date.  These warrants were not included on Exhibit 1.

The following table sets forth the TOHI shareholders and members of the Board of Directors immediately prior to the merger, who were also shareholders and/or members of the Company’s Board of Directors:

	TOHI			TOBI
	Board of Directors		Shareholder	Board of Directors		Shareholder
Jeffrey L. Nash	X		X	X		X
Charles T. Meeks	X		X	X		X
William J. McLellan	X		X	X		X
Carl J. Stolle	X		X	X		X
Harold Bolnick	X	(2)	X			X
Marvin L. Schrager	X		X	X		X
Bill Schneider	X	(2)	X	X	(1)	X
Hayden D. Watson			X	X	(2)	X
Arthur H. Coleman				X	(2)	X
Elias F. “Lee” Urbina			X	X

(1)             Bill Schneider was elected to the Company’s Board of Directors on October 24, 2006.

(2)             Independent directors at the time of the approval of the merger.

Exhibit 2 summarizes the individual ownership information for the TOHI Directors listed in the table above as well as ownership information for a former Director.

•                                          the name and ownership percentage of Treaty Oak Bancorp of current and former directors, executive officers, and affiliates immediately prior to the merger transaction;

The attached Exhibit 3 sets forth information regarding the ownership of Company common stock immediately before and after the merger transaction for the Company’s current and former directors, executive officers and affiliates.  The applicable percentage of ownership for each shareholder was based on 2,636,024shares of common stock outstanding on November 15, 2006 immediately before the merger and 2,730,187shares of common stock outstanding immediately after the merger, together with the shares of common stock underlying options or warrants held by such persons that were exercisable on or before the merger date.  Shares of common stock issuable upon exercise of options and other rights beneficially owned that were exercisable on or before the merger date were deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights but were not deemed outstanding for computing the percentage ownership of any other person.

•                                          describe and quantify the impact of the merger transaction on the ownership of Treaty Oak Bancorp by current and former directors, executive officers, and affiliates;

The information requested is provided in Exhibit 3.

•                                          the business purpose of the merger transaction and the benefit of the transaction to Treaty Oak Bancorp, including how you considered the related party transactions with Treaty Oak Holdings detailed in Note 12;

Background and Effects of the Merger

TOHI was incorporated on August 8, 2002 and was one of the five (5) organizing shareholders of the Company.  Until the merger of TOHI with and into the Company, TOHI held 1,000,000 shares of the Company’s common stock, which represented approximately 38% of the issued and outstanding shares of the Company’s capital stock.  TOHI also held a 43.25% limited partnership interest in the limited partnership that owns the land and building where Treaty Oak Bank is located and all of the outstanding shares of the limited partnership’s general partner, which holds a 5.5% interest in the limited partnership.  In summary, TOHI operated as a bank holding company and significant shareholder of the Company, but otherwise had no active operations.

Reasons for the Merger

The following factors were important to both the Company and TOHI Board’s decisions to approve the merger and recommend approval to their respective shareholders:

(i)            The merger would simplify the bookkeeping, financial reporting, and corporate record keeping for the Treaty Oak affiliated entities;

(ii)           The merger would reduce the accounting and other costs for the various Treaty Oak entities, including the costs associated with the filing of multiple tax returns and regulatory reports;

(iii)          The merger would eliminate the need to treat TOHI as a separate “bank holding company” and make the various banking regulatory filings;

(iv)          The Company and TOHI Boards of Directors believed that it was beneficial for the Company and TOHI shareholders to have all of the shareholders associated with the Treaty Oak affiliated entities invested in one organization (i.e., the Company) rather than multiple organizations;

(v)           As part of the exchange, the Company would receive net assets from TOHI, including cash and limited partnership interests in PGI Equity Partners, LP, the entity that owns Treaty Oak Bank’s headquarters at 101 Westlake Drive, Austin, Texas, which would increase the liquidity and financial strength of the Company;

(vi)          The merger was anticipated to be accretive to the Company’s tangible book value per share outstanding;

(vii)         Net operating losses incurred by TOHI may be available to offset future earnings of the Company; and

(viii)        The TOHI Board believed that the exchange of the TOHI shares for the Company shares in connection with the merger would improve the liquidity of such shares since the Company is a public reporting company.

Fowler Valuation Reports

The TOHI and Company Boards of Directors (and the independent directors of both Boards) believed that the terms of the Merger Agreement were fair to, and in the best interests of, the companies and their shareholders.  In reaching its determination, the Board members consulted with management, as well as certain financial and legal advisors.  To assure that shareholders exchanging their shares of common stock and preferred stock in connection with the merger received fair value for their shares, TOHI’s and the Company’s Boards of Directors retained Fowler Valuation Services, LC (“Fowler”), a valuation firm experienced in the financial analysis and valuation of companies similar to TOHI and the Company, to prepare valuation reports to assist the respective Board members (and committee members) of TOHI and the Company in determining the appropriate conversion ratios for shares of TOHI’s capital stock.  The Board members imposed no limitations upon Fowler with respect to the investigations made or procedures followed in preparing the valuation reports.  Fowler relied on the asset approach to arrive at an indication of value of the Company and TOHI’s shares of capital stock.  The ultimate terms of the merger and the exchange of shares of capital stock were based on the Fowler valuation reports, which were available for inspection by any shareholder of the Company and TOHI at the companies’ offices during normal business hours and were discussed in the Company’s Proxy Statement distributed to shareholders in advance of the special meeting called to vote on the merger.

In preparing the valuation report, Fowler considered such financial and other factors as it deemed appropriate, including among others:

•              history and nature of the business,

•              economic outlook for TOHI and the Company, as well as the specific industry,

•              book value of the interest and financial condition of the business,

•              earning capacity,

•              dividend paying capacity,

•              the value of intangible assets such as goodwill,

•              prior sales of the firm’s stock and size of the subject block, and

•              the market value of other firms that are traded actively in a free and open market.

Note 12 — Transactions between the Company and TOHI

On August 30, 2006, TOHI consummated a transaction with certain of its shareholders (including TOHI’s former CEO) whereby TOHI redeemed 71,666 shares of its preferred stock at $10.00 per share and 238,934 shares of its common stock at $6.67 per share (for an aggregate redemption price of $2,310,349.78).  TOHI issued to such redeeming shareholders warrants to acquire an aggregate 450,000 shares of TOHI’s common stock with an exercise price equal to the greater of (i) $6.67 per share, or (ii) the book value per share of the TOHI common stock, as defined in the warrant agreement, at the exercise date.  At the closing of the merger, each TOHI warrant was exchanged for a Company warrant to acquire the same number of shares of the Company’s common stock with the same exercise price and terms as the TOHI warrants, except that such Company warrantholders were granted certain registration rights.  In connection with the redemption, an entity affiliated with certain of the redeeming shareholders executed an amended and restated promissory note in the original principal amount of $166,500 payable to Treaty Oak Financial Holdings, Inc., TOHI’s wholly-owned subsidiary.  The promissory note is secured by certain of the TOHI warrants.

In order to accomplish this redemption (and the subsequent merger), the Company made a $2,700,000 loan to TOHI on August 24, 2006 in a loan transaction with arm’s length terms, including monthly interest payments at the then current prime rate of 8.25%.  The purpose of the loan was to enable TOHI to pay the redemption price for the above shares.  TOHI ultimately borrowed $2,425,000 on the loan but repaid the loan in full to the Company on the closing date of the merger.  The Company, which in turn had borrowed a comparable amount from Amegy Bank, paid off its loan in full.

In connection with the merger, all other loans and intercompany accounts between TOHI and the Company noted in Note 12 were also paid off in full.

•                                          how and when Treaty Oak Bancorp shareholders approved the merger transaction.  We note the disclosure in your October 3, 2006 Form 8-K that completion of the merger is subject to the company’s shareholders’ approval;

In Part I. Item 4. of our Form 10-KSB for the fiscal year ended September 30, 2006, we provided information regarding the shareholder approval of the merger transaction.  Below we have provided corrected information on the number of shares voted to approve the merger.  This corrected information will be included in our amended 2006 10-KSB.

A special meeting of the Company’s shareholders was held on October 24, 2006.  In connection with the special meeting, the Company shareholders were provided a Proxy Statement that, among other things, summarized the terms of the proposed merger, described the Merger Agreement and discussed the third party valuation.  Of the 2,636,926 shares of Company common stock outstanding and entitled to vote at the meeting, 1,838,685 shares, or 69.7%, were present, either in person or by proxy.  The following proposals were submitted to a vote of the shareholders at the meeting:

1.             To approve and adopt an Agreement and Plan of Merger between the Company and TOHI.

2.             To elect Bill F. Schneider to serve on the Company’s Board of Directors as a Class II director until his successor is duly elected and qualified.

The above proposals were approved and the results of the voting are summarized in the following table:

Proposal	For	Against	Withheld	Abstain
Approve the merger	1,823,379	12,005	—	3,301

Elect Bill F. Schneider to the Board of Directors	1,835,384	—	3,301	—

•                                          describe and quantify the assets acquired and liabilities assumed with the merger of Treaty Oak Holdings into Treaty Oak Bancorp; and

Prior to the merger, TOHI’s primary assets were 1,000,000 shares of Company common stock, a 43.25% limited partnership interest in PGI Equity Partners, LP, its investment in two subsidiaries, PGI Capital, Inc. and Treaty Oak Financial Holdings, Inc. (“TOFHI”), and a note receivable from a former executive secured by her TOHI stock.  In addition, TOHI had cash balances and subscriptions receivable from its stock offering, and accrued but unpaid expenses related to the merger.

With respect to TOHI’s subsidiaries, PGI Capital, Inc. owned a 5.5% interest (both general and limited) in PGI Equity Partners, LP and owed Treaty Oak Bank $200,000, which debt was secured by a Company certificate of deposit. TOFHI owned a note receivable for $166,500, which was secured by certain warrants to purchase shares of TOHI stock held by several entities affiliated with TOHI’s former CEO.

To accomplish the merger, the 1,000,000 shares of Company common stock held by TOHI were cancelled and retired, and TOHI contributed its remaining net assets to the Company.  In exchange, based upon the Fowler valuations, each share of TOHI’s common stock was converted into .8121 shares of Company common stock, and each share of TOHI’s preferred stock was converted into 1.2034 shares of Company common stock, resulting in the issuance of 1,094,163 shares of Company common stock to the former shareholders of TOHI.

In addition, at the closing of the merger, warrants to acquire 450,000 shares of TOHI common stock were exchanged for warrants to acquire 450,000 shares of Company common stock.  Outstanding options to purchase TOHI common stock were also assumed by the Company at the closing but were converted using the same .8121 factor applied to the exchange of stock (i.e., 40,000 TOHI options at an exercise price of $5.00 were converted to 32,484 Company options at an exercise price of $6.16).

The specific assets and liabilities that TOHI contributed to the Company in connection with the merger were as follows as of the merger closing date:

As of November 15, 2006

Cash	$441,000
Subscriptions receivable	72,000
Note receivable	100,000
Accrued interest receivable	5,000
Investment in PGI Equity Partnership, LP	875,000
Investment in PGI Capital, Inc.	54,000
Investment in Treaty Oak Financial Holdings, Inc.	248,000
1,795,000
Accrued expenses	(80,000)

Net assets contributed by TOHI	$1,715,000

PGI Capital, Inc.’s assets were comprised of $31,000 in cash and $224,000 of general and limited partnership interests in PGI Equity Partners, LP.  PGI Capital, Inc.’s liabilities included a note payable to Treaty Oak Bank of $200,000 secured by a Company certificate of deposit, plus accrued interest of $1,000.

Treaty Oak Financial Holdings’ assets were comprised of $44,000 in cash, a $166,500 note receivable and related accrued interest of $38,000.

•                                          describe how you accounted for the merger transaction and your basis for that treatment.

The merger of TOHI and the Company did not constitute a change of control.  A majority of the directors of the Company also served on TOHI’s board of directors and were shareholders of both entities.  Immediately prior to the merger, the seven directors of TOHI owned, in the aggregate, 388,546 shares of TOHI’s capital stock (both common and preferred stock) and 189,659 shares of the Company’s common stock.  TOHI also owned 1,000,000 shares of the Company’s common stock, representing approximately 38% of the Company shares then outstanding.

Because a change of control did not occur, purchase accounting was not applied to the merger.  Instead the net assets contributed by TOHI were recorded at their carrying book value.  The 1,000,000 shares of Company common stock owned by TOHI were cancelled by the Company and recorded as a reduction of its common stock accounts (par value and paid in capital) at their fair market value (as determined by the Fowler valuation reports) of $8.31 per share, or $8,310,000 in the aggregate.  The 1,094,163 new shares of Company stock issued to the TOHI shareholders were also recorded at the fair market value price of $8.31 per share, or $9,093,000 in the aggregate.  The warrants issued by the Company in exchange for the TOHI warrants and the TOHI options assumed by the Company were valued and recorded at their fair value using a Black-Scholes pricing model.The net effect of the contribution of assets and the capital stock transactions was a $1,715,000 increase to the Company’s equity and a 94,163 net increase in the number of Company shares issued.  As a result, the book value of the Company on a consolidated basis increased from $4.27 per share as of September 30, 2006 to $4.82 per share as of December 31, 2006, primarily due to the merger with TOHI.

Although the net assets contributed by TOHI to the Company were not adjusted to their fair value, the assets were evaluated for collectibility and/or impairment according to generally accepted accounting principles prior to the merger and adjusted accordingly by TOHI.

In connection with the foregoing response, the Company acknowledges the following:

•      it is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials, please call me at (512) 617-3602.

Sincerely,

/s/ Jeffrey L. Nash
Jeffrey L. Nash
President and Chief Executive Officer
Treaty Oak Bancorp, Inc.

cc:                                Joyce Sweeney, Securities and Exchange Commission
Coralie Pledger, Treaty Oak Bancorp, Inc.
John A. Menchaca, Jenkens & Gilchrist, P.C.

Exhibit 3

Treaty Oak Bancorp, Inc.
Summary of Ownership of Directors, Executive Officers and Affiliates
Based on Shares Owned and Options and Warrants Exercisable at the Merger Date

	Before Merger (6)		After Merger (6)
	# of Shares	% Ownership	# of Shares	% Ownership
Current Directors
Arthur Coleman	10,053	0.38%	10,053	0.37%
William J. McClellan(4)(7)	33,667	1.28%	105,287	3.86%
Charles Meeks(3)(7)	25,173	0.95%	39,823	1.46%
Bill Schneider (4)(7)	28,812	1.09%	126,875	4.65%
Marvin Schrager(4)(7)	17,119	0.65%	27,479	1.01%
Carl J. Stolle(3)(7)	16,535	0.63%	153,298	5.61%
Lee Urbina(4)	—	0.00%	4,010	0.15%
Hayden Watson(4)	31,047	1.18%	52,527	1.92%

Former Directors
Terry W. Hamann(1)(5)	41,999	1.59%	238,124	8.72%

Executive Officers
Jeffrey L. Nash(2)(3)(7)	32,335	1.23%	108,692	3.98%
Sandra C. Ellsworth	8,600	0.33%	8,600	0.31%
M. Randall Meeks	6,602	0.25%	6,602	0.24%
Sheila A. Bostick	7,606	0.29%	7,606	0.28%
Thomas G. Clark	6,517	0.25%	6,517	0.24%

Affiliates
Treaty Oak Holdings, Inc.	1,000,000	37.94%	—	0.00%
Harold Bolnick(4)(7)	36,018	1.37%	36,018	1.32%

Total Shares Outstanding—Basic	2,636,024	100.00%	2,730,187	100.00%

Notes:

(1)             Terry W. Hamann resigned as President, CEO and Chairman of the Company in February 2006 and was elected Chairman Emeritus.  In August, 2006, Mr. Hamann resigned all remaining positions with the Company including Chairman Emeritus, Director and all committee assignments.

(2)             Jeffrey L. Nash is also a Director of TOBI.

(3)             TOHI shareholder and option holder immediately prior to the merger.

(4)             TOHI shareholder immediately prior to the merger.

(5)             TOHI shareholder until August 30, 2006.  TOHI warrantholder immediately prior to the merger.

(6)             Percentage ownership was calculated using the basic shares outstanding before and after the merger.

(7)             TOHI Director immediately prior to the merger.